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                             October 6, 2023

       Tracey T. Travis
       Chief Financial Officer
       The Est  e Lauder Companies Inc.
       767 Fifth Avenue
       New York, New York 10153

                                                        Re: The Est  e Lauder
Companies Inc.
                                                            Annual Report on
Form 10-K for the year ended June 30, 2023
                                                            Response Dated
September 27, 2023
                                                            File No. 001-14064

       Dear Tracey T. Travis:

              We have reviewed your September 27, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14,
       2023 letter.

       Response dated September 27, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       28

   1. We note your response to prior comment 2. Please further address the following:

                                                              Tell us more
about the climate-related changes in demand and competition you have experienced for
your products, including in relation to product packaging, sourcing, and formulation.
Include an explanation of how you determined whether such
                                                            changes are due to
the factors identified in your response or due to climate-related factors, and how
you assessed materiality, providing support for you determination.

                                                              Clarify whether
your SIS goals and targets (e.g., carbon neutrality across Scope 1 and
                                                            Scope 2 emissions
and sourcing 100% renewable energy for your direct operations)
 Tracey T. Travis
The Est  e Lauder Companies Inc.
October 6, 2023
Page 2
              are related to changes in demand and competition for products that result in lower greenhouse gas emissions, are not derived from carbon-based sources, and/or are produced using alternative energy sources. In this regard, we note disclosure of page
              12 of your Form 10-K that,    There continues to be increased
interest . . . in
              responsibly-sourced ingredients and environmentally sustainable products, and we believe we are well-positioned to benefit from the resulting changes in consumer preferences due to our social impact and sustainability efforts, in addition to related risk factor disclosure on pages 18 and 19.

                Your response indicates you have taken actions to mitigate the risk of increasing alternative energy costs, and that the cost of these actions to date has not been material. Provide support for your determination of materiality, including quantitative information for each of the periods covered by your Form 10-K and expected to be incurred in future periods.
2. We note your response to prior comment 3. Please further address the following:

                Provide us with quantitative information regarding weather-related damages to your property or operations for each of the periods covered by your Form 10-K, rather than the example of uninsured costs resulting from Hurricane Sandy in 2012.

                Your response that the Company has not experienced a material impact in instances where your direct material suppliers experienced temporary business impact due to weather-related impacts appears conclusory in nature. Tell us about the impact you have experienced in these instances and how you evaluated materiality, including by providing the quantification requested by our prior comment.

                Your response does not specifically address water-related issues, although these appear to be highlighted in your SIS Report, which states that Access to high-quality
              water is essential to our business.    Tell us how you considered
disclosing the
              importance of water to the Company and describing water-related risks and uncertainties, including your assessment of materiality on your business and operations.

       Please contact Benjamin Richie at 202-551-7857 or Jennifer Angelini at 202-551-3047
with any questions.



                                                                Sincerely,
FirstName LastNameTracey T. Travis
                                                                Division of
Corporation Finance
Comapany NameThe Est  e Lauder Companies Inc.
                                                                Office of
Industrial Applications and
October 6, 2023 Page 2                                          Services
FirstName LastName